UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.                )*

Positive Physicians Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

73740G106

(CUSIP Number)

Matthew T. Popoli

Insurance Capital Group, LLC

767 Fifth Avenue, 16th Floor

New York, NY 10153

(212) 390-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73740G106	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Insurance Capital Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) BK and OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,277,753
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,277,753
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,277,753
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 73740G106	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Matthew T. Popoli
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) BK and OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,277,753. See Item 2.
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,277,753. See Item 2.
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,277,753. See Item 2.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 73740G106	13D	Page 4 of 8 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock (the “Shares”) of Positive Physicians Holdings, Inc., a Pennsylvania corporation (“PPHI”). The address of the principal executive office of PPHI is 100 Berwyn Park, Suite 220, 850 Cassatt Road, Berwyn, Pennsylvania 19312.

Item 2.	Identity and Background.

(a)    This Schedule 13D is filed by (i) Insurance Capital Group, LLC, a Delaware limited liability company (“ICG”) and (ii) Matthew T. Popoli (collectively with ICG, the “Reporting Persons”). Matthew T. Popoli is the controlling owner of ICG and as such may be deemed to beneficially own all of the Shares held directly by ICG. The Reporting Persons are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Securities Exchange Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. Matthew T. Popoli does not own any of the Shares for his own account and specifically disclaims beneficial ownership of the Shares disclosed in this Schedule 13D.

(b)    The principal business address for the Reporting Persons is 767 Fifth Avenue, 16 th Floor, New York, New York 10153.

(c)    The principal business of ICG is that of a holding company formed for the purpose of acquiring and making investments in insurance businesses across targeted sectors. The principal occupation of Matthew T. Popoli is serving as the Founder and Chief Executive Officer of ICG and as a member on the Board of Directors of PPHI.

(d)    During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

(f)    ICG is a Delaware limited liability company. Matthew T. Popoli is a citizen of the United States of America.

Item 3.	Source or Amount of Funds or Other Consideration.

On June 1, 2018, ICG entered into a Standby Stock Purchase Agreement dated June 1, 2018, as amended on September 21, 2018 (the “Purchase Agreement”), pursuant to which ICG agreed to purchase such number of Shares that would result in the sale of Shares in PPHI’s initial public offering (the “Offering”) in an amount equal to the number of shares at the Minimum of the Valuation Range (as defined in the Purchase Agreement).

In accordance with the Form S-1 filed by PPHI with the SEC on January 22, 2019, and in connection with and following the Offering, ICG acquired 2,277,753 shares of PPHI for total consideration of $22,966,138.25, pursuant to debt financing provided to ICG pursuant to a Credit Agreement dated December 6, 2018 with [***], a copy of which is filed as an exhibit to this Schedule 13D (the “Credit Agreement”), and pursuant to capital contributed by ICG’s members. By virtue of the relationship between ICG and Matthew T. Popoli described in Item 2, Matthew T. Popoli may be deemed to beneficially own all of the Shares held directly by ICG.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is incorporated by reference.

The Shares were acquired for investment purposes. The Reporting Persons intend to review the investment in PPHI on an ongoing basis and may take actions (including through its affiliates) with respect to their investment in PPHI, including communicating with the board of directors, members of management or other securityholders of PPHI or other third parties from time to time, taking steps to implement a course of action, including without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available.

CUSIP No. 73740G106	13D	Page 5 of 8 Pages

The Reporting Persons or their affiliates may seek to acquire on the open market from time to time additional Shares of PPHI. The Reporting Persons may also sell Shares of PPHI from time to time, subject to transfer restrictions in the Purchase Agreement. Pursuant to the Purchase Agreement and a Governance Agreement entered into between ICG and Enstar Holdings (US) LLC (the “Governance Agreement”), Matthew T. Popoli and Craig A. Huff, a member of ICG, were appointed to the Board of Directors of PPHI and ICG is entitled to nominate up to 6 directors of PPHI, depending on the percentage ownership of Shares held by ICG.

Although the Form S-1 filed by PPHI with the SEC on January 22, 2019 notes that the Reporting Persons and the management of PPHI are likely to seek to delist PPHI’s Shares from trading on the NASDAQ Capital Market, which would materially and adversely affect the liquidity of the Shares of PPHI and end PPHI’s reporting obligations under the Securities Exchange Act of 1934, the Reporting Persons do not have the intention, as of the date hereof, to delist PPHI’s Shares from the NASDAQ Capital Market, but the Reporting Persons reserve the right to consider such action in the future.

Item 5.	Interest in Securities of the Issuer.

(a)    By virtue of the relationship between Matthew T. Popoli and ICG described in Item 2, the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,277,753 Shares of PPHI, representing approximately 63.0% of PPHI’s issued and outstanding Shares. In determining the percentage ownership of the Shares, the Reporting Persons are relying on the most recently available information filed with the Securities Exchange Commission (“SEC”) for PPHI which indicates 3,615,500 Shares of Common Stock outstanding as of March 29, 2019, as set forth in the PPHI’s Current Report on Form 8-K filed with the SEC on April 11, 2019.

(b)    ICG is the record owner of the 2,277,753 Shares. Matthew T. Popoli does not directly own any Shares. By virtue of the relationship between ICG and Matthew T. Popoli described in Item 2, the Reporting Persons may be deemed to have the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of the 2,277,753 Shares.

(c)    No transactions were effected in the Shares within the past 60 days by the Reporting Persons except for those described in Item 3 of this Schedule 13D.

(d)    No person other than ICG has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held directly by ICG. By virtue of the relationships between ICG and Matthew T. Popoli described in Item 2, Matthew T. Popoli may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held directly by ICG.

CUSIP No. 73740G106	13D	Page 6 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Purchase Agreement and the Governance Agreement, Matthew T. Popoli and Craig A. Huff, a member of ICG, were appointed to the Board of Directors of PPHI and the Reporting Persons are entitled to nominate up to 6 directors of PPHI, depending on the percentage ownership of Shares held by the Reporting Persons. Pursuant to the Purchase Agreement, ICG will be entitled to preemptive rights that would allow it to maintain its percentage ownership in certain subsequent offerings of PPHI’s common stock or securities convertible into Shares of PPHI.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement
Exhibit 2*	Credit Agreement
Exhibit 3	Standby Stock Purchase Agreement dated June 1, 2018, as amended September 22, 2018, is incorporated by reference to Exhibit No. 10.5 of PPHI’s Registration Statement on Form S-1 filed with the SEC on January 22, 2019
Exhibit 4	Governance Agreement dated September 19, 2018, is incorporated by reference to Exhibit No. 10.9 of PPHI’s Registration Statement on Form S-1 filed with the SEC on January 22, 2019
Exhibit 5	PPHI’s Registration Statement on Form S-1 filed with the SEC on January 22, 2019, is incorporated by reference

* Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission, and confidential treatment has been requested with respect to such omitted portions.

CUSIP No. 73740G106	13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2019

Insurance Capital Group, LLC

/s/ Matthew T. Popoli
Name: Matthew T. Popoli Title: Chief Executive Officer

/s/ Matthew T. Popoli
Matthew T. Popoli

CUSIP No. 73740G106	13D	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit	Description
1	Joint Filing Agreement
2*	Credit Agreement
3	Standby Stock Purchase Agreement dated June 1, 2018, as amended September 22, 2018, is incorporated by reference to Exhibit No. 10.5 of PPHI’s Registration Statement on Form S-1 filed with the SEC on January 22, 2019
4	Governance Agreement dated September 19, 2018, is incorporated by reference to Exhibit No. 10.9 of PPHI’s Registration Statement on Form S-1 filed with the SEC on January 22, 2019
5	PPHI’s Registration Statement on Form S-1 filed with the SEC on January 22, 2019, is incorporated by reference

* Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission, and confidential treatment has been requested with respect to such omitted portions.